AMERICA MOVIL ACQUIRES INTEREST IN CTE IN EL SALVADOR

MEXICO CITY (MEXICO), September 8, 2003. America Movil, S.A. de C.V. (America Movil) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today that it has entered into an agreement with France Telecom and certain other investors to acquire 51% of the Salvadorian telecommunications company, Compañía de Telecomunicaciones de El Salvador, or CTE, which provides fixed and mobile telecommunications services in El Salvador. The purchase price is 417 million dollars.

As of the end of June 2003, CTE had approximately 623 thousand wire-line subscribers and 152 thousand wireless subscribers. During the first half of 2003, its revenues amounted to approximately 187 million dollars and its EBITDA to approximately 90 million dollars. At the time of closing, the company's net debt will not exceed 25 million dollars.

The transaction is subject to regulatory approvals and is expected to close during the fourth quarter of 2003.

About America Movil

America Movil is the leading provider of wireless services in Latin America. It has more than 36 million wireless subscribers in the Americas.

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